ProShares Trust

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

January 13, 2014

VIA EDGAR CORRESPONDENCE

Mr. Chad Eskildsen

Staff Accountant

Division of Investment Management, Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ProShares Trust Annual Report (File No. 811-21114)

Dear Mr. Eskildsen:

On behalf of ProShares Trust (the “Registrant”) and as Treasurer of the Registrant, I am writing to respond to the comments that you communicated to us by telephone on October 15, 2013 and January 10, 2014, relating to the Certified Shareholder Report (the “Shareholder Report”) filed August 7, 2013, on Form N-CSR. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Shareholder Report.

1.	Comment: For future filings, please include the maturity/termination date and the financing/interest rate to be received or paid for each swap agreement in the Schedule of Portfolio Investments. Rule 12-13 of Regulation S-X sets forth items that should be disclosed for non-securities investments. Consistent with this provision, the SEC staff takes the position that the following items must be disclosed for swap agreements: notional amount, underlying index/reference asset, counterparty, maturity/termination date and the financing/interest rate.

Response: The Registrant represents that the requested information, regarding swap agreements will be included, as practicable and appropriate, in future filings.

2.	Comment: The swap agreement disclosures in the Schedule of Portfolio Investments for ProShares Large Cap Core Plus indicate that the equity index swap agreements were

“based on positions within the Credit Suisse 130/30 Large Cap Index.” Please explain how this adequately describes the swap agreement consistent with Rule 12-13 of Regulation S-X or provide enhanced descriptions of such swap agreements. Similar disclosure is made in the Schedule of Portfolio Investments for ProShares Merger ETF, ProShares RAFI® Long/Short, ProShares 30 Year TIPS/TSY Spread, ProShares Short 30 Year TIPS/TSY Spread, ProShares UltraPro 10 Year TIPS/TSY Spread and ProShares UltraPro Short 10 Year TIPS/TSY Spread.

Response: Each of the Funds referenced in Comment #2 have benchmark indexes that are comprised of a “short portion” and a “long portion”. It was the Registrant’s belief that the swap agreement disclosures made in the Shareholder Report, when read in the context of their accompanying disclosures, were consistent with Rule 12-13 of Regulation S-X. However, beginning with the Fund’s Form N-Q filing for the period ended August 31, 2013, the Registrant has enhanced the descriptions of these swap agreements. For example, rather than describing a short swap agreement as being “based on positions within the Credit Suisse 130/30 Large Cap Index”, we now describe the swap agreement as being “based on the Credit Suisse 130/30 Large Cap Index (short portion)”.

3.	Comment: Two Funds appear to have made return of capital distributions over the period covered by the Shareholder Report: ProShares UltraPro 10 Year TIPS/TSY Spread and ProShares Ultra Telecommunications. Please explain how shareholders were informed of such distributions in compliance with Section 19(a) of the Investment Company Act of 1940. In addition, under the “Distributions” tab for each of those Funds on the ProShares.com website, distributions are shown as income with no separate disclosure for return of capital. Any website and marketing material disclosures should clearly indicate the portion of distributions that are attributable to return of capital distributions.

Response: Regarding ProShares UltraPro 10 Year TIPS/TSY Spread, a distribution to shareholders was made in June of 2012. At the time of the distribution, the Fund’s net investment income was sufficient to fully fund the distribution. During the period from July 2012 – September 2012, the Fund incurred negative income. As a result, a portion of the June distribution was determined to be a return of capital. Shareholders were subsequently informed that a portion of the distribution was a return of capital in the Semiannual Report to Shareholders dated November 30, 2012.

Regarding Ultra Telecommunications, the Fund’s net investment income covering the tax year ended October 2012, was sufficient to fully fund distributions made to shareholders during the same period, based upon best available information at the time of such reporting.

The Fund’s taxable income calculation was updated in July 2013 to incorporate 2012 return of capital distributions from underlying securities that were announced subsequent to November 2012. As such, the Fund’s taxable income was reduced and was no longer sufficient to fully fund the distributions made during the period. Shareholders were subsequently informed that a portion of the distribution was a return of capital in the Annual Report to Shareholders dated May 31, 2013.

The Registrant will update the character of the distributions under the “Distributions” tab for both ProShares UltraPro 10 Year TIPS/TSY Spread and ProShares Ultra Telecommunications on the ProShares.com website to reflect the returns of capital.

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In connection with these comments, the Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing; that Securities and Exchange Commission (“SEC”) staff comments or changes to this filing in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I believe that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding these filings, please contact me at (207) 553-7125 or Kenneth C. Fang at ProShare Advisors LLC at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Charles S. Todd

Charles S. Todd

Treasurer

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